Dated 17 September 2010
PUBLIC JOINT-STOCK COMPANY COMMERCIAL BANK PRIVATBANK and UK SPV CREDIT FINANCE PLC
LOAN AGREEMENT
IMAGE OMITTED

Ref: FJK/NICH

Linklaters LLP

Table of Contents

Contents Page

1 DEFINITIONS AND INTERPRETATION	1
2 THE LOAN	7
3 AVAILABILITY OF THE LOAN	7
4 INTEREST PERIODS	8
5 PAYMENT AND CALCULATION OF INTEREST	8
6 REPAYMENT AND PREPAYMENT	9
7 TAXES	11
8 TAX RECEIPTS	15
9 CHANGES IN CIRCUMSTANCES	15
10 REPRESENTATIONS AND WARRANTIES OF THE BORROWER	17
11 REPRESENTATIONS AND WARRANTIES OF THE LENDER	20
12 INFORMATION	20
13 COVENANTS	20
14 EVENTS OF DEFAULT	24
15 ACCRUAL OF INTEREST AND INDEMNITY	26
16 CURRENCY OF ACCOUNT AND PAYMENT	27
17 PAYMENTS	28
18 COSTS AND EXPENSES	29
19 ASSIGNMENTS AND TRANSFERS	30
20 CALCULATIONS AND EVIDENCE OF DEBT	30
21 REMEDIES AND WAIVERS, PARTIAL INVALIDITY	31
22 NOTICES; LANGUAGE	31
23 LAW, JURISDICTION AND ARBITRATION	32
24 CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999	33
25 NBU REGISTRATION REQUIREMENTS	33
Schedule 1 Conditions Precedent Documents	35
Schedule 2 Form of Officers’ Certificate	36
Schedule 3 Closing Certificate	37

This Agreement is made on 17 September 2010 between:

(1)	PUBLIC JOINT-STOCK COMPANY COMMERCIAL BANK PRIVATBANK, incorporated under the laws of Ukraine, whose registered office is at 50 Naberezhna Peremohy, Dnipropetrovsk, Ukraine 49094, as borrower (the “Borrower”); and
(2)	UK SPV CREDIT FINANCE PLC, incorporated under the laws of England, whose registered office is at Pellipar House, First Floor, 9 Cloak Lane, London EC4R 2RU, as lender (the “Lender”).

Whereas:

The Lender has at the request of the Borrower agreed to make available to the Borrower a single credit term loan in the amount of U.S.$200,000,000 on the terms and subject to the conditions of this Agreement.

It is agreed as follows:

1	DEFINITIONS AND INTERPRETATION
1.1	Definitions

In this Agreement the following terms have the meanings given to them in this Clause 1.1:

“Account” means an account in the name of the Lender with Deutsche Bank AG, London Branch, account number 0196713 0000 USD 000 CTA, MTAG 19671300 (with payment details as follows: Correspondent Bank; Deutsche Bank Trust Company Americas, SWIFT: BKTRUS33, Account with Bank: Deutsche Bank AG, London Branch, SWIFT: DEUTGB2L, Beneficiary name: UK SPV Credit Finance plc, LPN Secured Account, Beneficiary IBAN: GB23 DEUT 4050 8119 6713 00);

“Affiliate” of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person; (ii) any other Person who is a director or officer (A) of such specified Person; (B) of any Subsidiary of such specified Person; or (C) of any Person described in Clause (i) above. For the purpose of this definition: “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing;

“Agency” means any agency, authority, central bank, department, committee, government, legislature, minister, ministry, official or public or statutory person (whether autonomous or not) of, or of the government of, any state or supra-national body;

“Agency Agreement” means the paying agency agreement relating to the Notes dated 24 September 2010 between the Lender (as issuer of the Notes), the Trustee and the Principal Paying Agent;

“Agents” means the Principal Paying Agent and any other paying agents named in, or appointed under, the Agency Agreement and “Agent” means any one of the Agents;

“Auditors” means LLC Audit firm “PricewaterhouseCoopers (Audit)” or any internationally recognised firm of accountants approved by the Lender (and, following the execution of the Loan Administration Assignment, the Trustee without regard to the Lender), such approval not to be unreasonably withheld;

“Authorised Signatory” means, in the case of the Borrower, any of the persons referred to in the certificate listed as item 3 in the Schedule 1 hereto and, in the case of the Lender, a duly authorised officer of the Lender, from time to time;

“Banking Business” means in relation to the Borrower or any of its Material Subsidiaries, any type of banking business (including, without limitation, any factoring, consumer credit, mortgages, issuance of banking guarantees and letters of credit (and related cash cover provision), bills of exchange and promissory notes and payments under such guarantees, letters of credit and promissory notes, trading of securities, fund management and professional securities market participation business) which it conducts or may conduct pursuant to its licences issued by the appropriate authorities and accepted market practice and any applicable law;

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations, rights to purchase, warrants, options, or other equivalents (however designated) of capital stock of a corporation and any and all equivalent ownership interests in a Person other than a corporation, in each case whether now outstanding or hereafter issued;

A “Change of Control” shall be deemed to have occurred when a Change of Control Event occurs and such event results in a Rating Decline;

A “Change of Control Event” shall be deemed to have occurred at each time (whether or not approved by the board of directors of the Borrower) that the individuals referred to in the Prospectus dated 17 September 2010 relating to the Notes as the owners of the majority of the share capital of the Borrower at the date thereof cease to own together, directly or indirectly more than 50 per cent. of the issued or allotted ordinary charter capital carrying voting rights;

“Change of Control Payment Date” means the date specified as such in the notice from the Borrower to the Lender pursuant to Clause 6.4 (Prepayment in the event of a Change of Control);

“Double Tax Treaty” means the Convention of 10 February 1993 between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of Ukraine for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains;

“Drawdown Date” means 24 September 2010 or, if different, the date on which the Notes are issued and the subscription monies therefor are paid under the Subscription Agreement;

“Event of Default” means any circumstances described as such in Clause 14 (Events of Default);

“Fees Letter” means the fees letter dated on or about 17 September 2010 between the Borrower and the Lender;

“Funding Document” means this Agreement, the Fees Letter, the Subscription Agreement, the Trust Deed and the Agency Agreement entered into in connection with the issue of the Notes and the Notes themselves;

“Group” means the Borrower and its Subsidiaries from time to time taken as a whole;

“IFRS” means International Financial Reporting Standards, including International Accounting Standards and Interpretations, issued by the International Accounting Standards Board as amended, supplemented or re-issued from time to time;

“incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) or is merged into a Subsidiary will be deemed to be incurred or issued by the parent company or such Subsidiary (as the case may be) at the time such Person becomes a Subsidiary of such parent company or is so merged into such Subsidiary;

“Indebtedness” means any indebtedness, in respect of any Person for, or in respect of, moneys borrowed or raised including, without limitation, any amount raised by acceptance under any acceptance credit facility; any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument; any amount raised pursuant to any issue of shares which are expressed to be redeemable; any amount raised under any other transaction (including any forward sale or purchase agreement) having the economic effect of a borrowing; and the amount of any liability in respect of any guarantee or indemnity for any of the items referred to above, provided that such defined term does not include any indebtedness owed to the state budget, local budget and non-budgetary funds on account of taxes which are not overdue;

“Independent Appraiser” means an investment banking firm of international standing or any third party appraiser of international standing selected by the Borrower, provided, however that such firm or third party appraiser is not an Affiliate of the Borrower;

“Interest Payment Date” means 23 March and 23 September in each year in which the Loan remains outstanding with the last Interest Payment Date falling on the Repayment Date;

“Interest Period” means any of those periods mentioned in Clause 4 (Interest Periods);

“Interest Rate” means 9.375 per cent.;

“Lien” means any mortgage, pledge, encumbrance, lien, charge or other security interest (including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction);

“Loan” has the meaning set forth in Clause 2.1 (Grant of the Loan);

“Loan Administration Assignment” means the assignment by the Lender to the Trustee of the Transferred Rights pursuant to the Trust Deed;

“Loan Date” means the date on which the Notes are issued and the subscription monies therefore are paid in accordance with the Subscription Agreement;

“Manager” means each of HSBC Bank plc and UBS Limited;

“Material Subsidiary” means, at any given time, any Subsidiary of the Borrower (a) whose total assets or gross revenues (or, where the Subsidiary in question prepares consolidated accounts, whose total consolidated assets or gross consolidated revenues, as the case may be) represent at least 10 per cent. of the total assets, or, as the case may be, total revenues of the Borrower and its Subsidiaries and, for these purposes (i) the total assets and gross revenues of such Subsidiary shall be determined by reference to its then most recent audited financial statements (or, if none, its then most recent management accounts); and (ii) the total assets and gross revenues of the Borrower shall be determined by reference to the Borrower’s then most recent audited financial statements (or, if none, its then most recent management accounts), in each case prepared in accordance with IFRS; or (b) to which is transferred the whole or substantially the whole of the undertaking and assets of a Subsidiary of the Borrower which immediately before the transfer is a Material Subsidiary of the Borrower. A certificate signed by two officers of the Borrower (at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Borrower) that, in their opinion, a Subsidiary of the Borrower is or is not a Material Subsidiary, accompanied by a report by the Auditors addressed to the Management Board of the Borrower as to proper extraction of the figures used by such officers of the Borrower in determining the Material Subsidiaries of the Borrower and mathematical accuracy of the calculations shall, in the absence of manifest error, be conclusive and binding on all parties;

“NBU” means the National Bank of Ukraine;

“Negative Ratings Event” means that at any time within 90 days (which period shall be extended so long as the corporate credit rating of the Borrower or the credit rating in respect of the Notes is under publicly announced consideration for possible downgrade by any Rating Agency) after the announcement of any reorganisation or other type of corporate reconstruction as referred to in Clause 13.5 (Mergers) the corporate rating of the Borrower or the rating of the Notes is decreased or downgraded by a Rating Agency by one or more Rating Categories below the corporate rating of the Borrower or the rating of the Notes as of the date hereof (or if a Rating Agency has not assigned any such rating as of the date hereof, below the first such rating assigned to the Borrower or the Notes by that Rating Agency after the date hereof) as a result of such reorganisation or other type of corporate reconstruction, as specified by the relevant Rating Agency;

“Notes” means the U.S.$200,000,000 9.375 per cent. Notes due 2015 proposed to be issued by the Lender pursuant to the Trust Deed on or about 24 September 2010 for the sole purpose of financing the Loan;

“Officers’ Certificate” means a certificate signed on behalf of the Borrower by two officers of the Borrower (at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Borrower) and in the appropriate form set out in Schedule 2 hereto;

“Permitted Liens” means a Lien upon, or with respect to, any present or future assets or revenues which is created pursuant to any securitisation, asset-backed financing, or similar financing transaction; provided, however, that the principal amount raised pursuant to any such financing, when aggregated with the principal amount raised pursuant to any financing referred to in the second sentence of Clause 13.6 (Disposals), does not exceed at any time 35 per cent. of the Borrower’s total assets, as determined at any such time by reference to the then most recent quarterly balance sheet of the Borrower prepared in accordance with IFRS;

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, trust, organisation, state or agency of a state or any other entity, whether or not having separate legal personality;

“Potential Event of Default” means any event which would become (with the passage of time, the giving of notice and/or the making of a determination under this Agreement), an Event of Default;

“Principal Paying Agent” means Deutsche Bank AG, London Branch;

“Profit Account” means the account in the name of the Lender with HSBC Bank plc, account number 67401470;

“Rating Agency” means Moody’s Investors Service Limited (“Moody’s”) or Fitch Ratings Ltd (“Fitch”), or any of their successors or any rating agency substituted for any of them (or any permitted substitute of them) by the Borrower, from time to time with the prior written approval of the Lender (and, following the Loan Administration Assignment, the Trustee without regard to the Lender);

“Rating Categories” means (1) with respect to Fitch, any of the following categories (any of which may or may not include a “+” or “-”): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (2) with respect to Moody’s, any of the following categories (any of which may or may not include a “1”, “2” or “3”): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (3) the equivalent of any such categories of Fitch or Moody’s used by another rating agency, if applicable;

“Rating Decline” means that at any time within 90 days (which period shall be extended so long as the corporate credit rating of the Borrower or the credit rating in respect of the Notes is under publicly announced consideration for possible downgrade by any Rating Agency) after:

(a)	in the case of a Change of Control Event, the announcement or the occurrence of such Change of Control Event; or
(b)	in the case of a disposal in accordance with Clause 13.6 (Disposals), the announcement or occurrence of the relevant transaction or series of transactions,

the corporate rating of the Borrower or the rating of the Notes is decreased or downgraded by a Rating Agency by one or more Rating Categories below the corporate rating of the Borrower or the rating of the Notes as of the date hereof (or if a Rating Agency has not assigned any such rating as of the date hereof, below the first such rating assigned to the Borrower or the Notes by that Rating Agency after the date hereof) as a result of such transaction or series of transactions, as specified by the relevant Rating Agency;

“Relevant Event” has the meaning given thereto in the Trust Deed;

“Relevant Indebtedness” means any Indebtedness in the form of or represented by any bond, note, debenture, stock, loan stock, certificate or other instrument which is for the time being or is intended to be listed, quoted or traded on any stock exchange or any securities market (including, without limitation, any over-the-counter market):

(a)	denominated, payable or optionally payable in a currency other than hryvnia; and
(b)	not initially distributed primarily to investors inside Ukraine;

“Repayment Date” means 23 September 2015 or, if such day is not a Business Day, the next succeeding Business Day;

“Reserved Rights” has the meaning given thereto in the Trust Deed;

“Same-Day Funds” means U.S. dollar funds settled through the New York Clearing House Interbank Payments System or such other funds for payment in U.S. dollars as the Lender may at any time determine to be customary for the settlement of international transactions in New York City of the type contemplated hereby;

“Stock Exchange” means the EEA Regulated Market of the London Stock Exchange plc;

“Subscription Agreement” means the subscription agreement relating to the Notes dated 17 September 2010 between the Lender, the Borrower, HSBC Bank plc and UBS Limited;

“Subsidiary” means a company or corporation (A):

(a)	which is controlled, directly or indirectly, by another company or corporation (B); or
(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by B, and, for these purposes, A shall be treated as being controlled by B if B is able to direct A’s affairs and/or to control the composition of A’s board of directors or equivalent body;

“Taxes” means any taxes, levies, duties, imposts, assessments, governmental charges or other charges or withholding of a similar nature (including interest and penalties thereon);

“Transferred Rights” has the meaning given thereto in the Trust Deed;

“Trust Deed” means the trust deed relating to the Notes dated 24 September 2010 between the Lender and the Trustee as amended from time to time;

“Trustee” means Deutsche Trustee Company Limited, as trustee under the Trust Deed and any successor thereto as provided thereunder; and

“Ukraine” means Ukraine and any province or political sub-division thereof or therein.

1.2	Interpretation

Any reference in this Agreement to:

1.2.1	the “Borrower” or “Lender” includes its and any subsequent successors, assignees and chargees in accordance with their respective interests, including, without limitation, in the case of the latter, any entity substituted in place of the Lender as issuer of the Notes pursuant to clause 16.4 of the Trust Deed;
1.2.2	a “Business Day” means a day (other than a Saturday or Sunday) on which banks generally are open for business in New York City, London and Kyiv;
1.2.3	the “equivalent” on any given date in one currency (the “first currency”) of an amount denominated in another currency (the “second currency”) is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the spot rate of exchange quoted for the purchase of the first currency with the second currency on the relevant Reuters page or, where the first currency is hryvnia and the second currency is U.S. dollars (or vice versa), by the NBU, at or about 10.00 a.m. (New York City time) or, as the case may be, 1.00 p.m. (Kyiv time) on such date;
1.2.4	a “month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that, where any such period would otherwise end on a day which is not a Business Day, it shall end on the next succeeding Business Day, unless that day falls in the next calendar month, in which case it shall end on the immediately preceding Business Day, provided that, if a period starts on the last Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to “months” shall be construed accordingly);
1.2.5	“repay” (or any derivative form thereof), subject to any contrary indication, includes prepay (or, as the case may be, the corresponding derivative form thereof); and
1.2.6	“VAT” means value added tax, including any similar tax which may be imposed in place thereof from time to time.
1.3	Currency References

“U.S.$” and “U.S. dollars” denote the lawful currency of the United States of America and “hryvnia” denotes the lawful currency of Ukraine.

1.4	Statutes

Any reference in this Agreement to a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted.

1.5	Headings

Clause and Schedule headings are for ease of reference only.

1.6	Amended Documents

Save where the contrary is indicated, any reference in this Agreement to this Agreement, the Fees Letter or any other agreement or document shall be construed as a reference to this Agreement, the Fees Letter or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented.

2	THE LOAN
2.1	Grant of the Loan

The Lender grants to the Borrower and the Borrower hereby agrees to borrow from the Lender upon the terms and subject to the conditions hereof, a single disbursement term loan facility in the amount of U.S.$200,000,000 (the “Loan”).

2.2	Purpose and Application

The Loan is intended to be used by the Borrower for general banking purposes and, without affecting the obligations of the Borrower in any way, the Lender shall not be obliged to concern itself with such application.

3	AVAILABILITY OF THE LOAN
3.1	Drawdown

Subject to the conditions hereof, the Loan will be available by way of a single advance which will be made by the Lender to the Borrower, and the Borrower will draw down the Loan, on the Drawdown Date by payment of the Loan in accordance with the following payment instructions: JPMorgan Chase Bank, New York; swift code: CHASU33; account number: USD 001-1-000080; for the account of the Borrower; swift code PBANUA2X provided that the Loan will only be advanced if:

3.1.1	the Lender has confirmed to the Borrower that it has received all of the documents listed in the Schedule 1 (Condition Precedent Documents) hereto and that each is in form and substance satisfactory to the Lender, save as the Lender may otherwise agree;
3.1.2	the Lender has received (i) the full amount of the proceeds of the issue of the Notes pursuant to the Subscription Agreement and such proceeds shall be and remain available in full to be on-lent to the Borrower and (ii) in full the amount referred to in Clause 3.2; and
3.1.3	as at the Drawdown Date (i) no Event of Default or Potential Event of Default have or has occurred; (ii) the representations and warranties of the Borrower set out in Clause 10 (Representations and Warranties of the Borrower) are true and accurate with respect to the facts and circumstances then subsisting and (iii) the Borrower is in full compliance with all of its obligations under this Agreement and there shall have been no breach of any such obligations.
3.2	Payment of Fees

In consideration of the Lender advancing the Loan to the Borrower, the Borrower hereby agrees that it shall pay, in Same-Day Funds under the Fees Letter all amounts required to be paid by the Borrower under paragraph 2 of the Fees Letter by 4.30 p.m. (London time) on 23 September 2010.

4	INTEREST PERIODS

The period for which the Loan is outstanding shall be divided into successive semi-annual periods (except for the first Interest Period), each of which (other than the first, which shall commence on (and shall include) the Drawdown Date) shall start on (and shall include) an Interest Payment Date and shall end on (but shall exclude) the first, or the next following, Interest Payment Date (each, an “Interest Period”).

5	PAYMENT AND CALCULATION OF INTEREST
5.1	Payment of Interest

As set out in Clause 17.1 (Payments to the Lender), the Borrower shall, not later than 10.00 a.m. (New York City time) two Business Days prior to each Interest Payment Date, in respect of the relevant Interest Period, pay (a) to the Account accrued interest (calculated to the last day of the relevant Interest Period) on the outstanding principal amount of the Loan calculated in accordance with Clause 5.2; and (b) to the Profit Account additional interest calculated in accordance with Clause 5.3.

5.2	Calculation of Interest

The Borrower will pay interest semi-annually in U.S. dollars to the Account on the outstanding principal amount of the Loan at the rate of 9.375 per cent. per annum (the “Interest Rate”). Interest shall accrue from day to day, starting from (and including) the Drawdown Date to (but excluding) the Repayment Date. The amount of interest payable in respect of the Loan for any Interest Period shall be calculated by applying the applicable Interest Rate to the outstanding principal amount of the Loan, dividing the product by two and rounding the resulting figure to the nearest cent (half a cent being rounded upwards), except that the amount of interest payable in respect of the first Interest Period commencing on (and including) the Drawdown Date and ending on (but excluding) the first Interest Payment Date, shall be U.S.$9,322,916.67. If interest is required to be calculated for any other period, it shall be calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed.

5.3	Calculation of Additional Interest

The Borrower will pay additional interest semi-annually in U.S. dollars to the Profit Account on the outstanding principal amount of the Loan at the rate per annum of 0.0048 per cent. Additional interest shall accrue from day to day, starting from (and including) the Drawdown Date to (but excluding) the Repayment Date. The amount of additional interest payable in respect of the Loan for any Interest Period shall be calculated by applying 0.0048 per cent. to the outstanding principal amount of the Loan, dividing the product by two and rounding the resulting figure to the nearest cent (half a cent being rounded upwards). If additional interest is required to be calculated for any other period, it shall be calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed.

5.4	Assumption when Calculating Interest

Whenever under this Agreement interest is to be calculated to the last day of an Interest Period and the calculation is required to be made before such last day, the parties shall assume that the amount of the Loan outstanding on the day of the calculation is also the amount of the Loan outstanding on the last day of the relevant Interest Period.

6	REPAYMENT AND PREPAYMENT
6.1	Repayment

As set out in Clause 17.1 (Payments to the Lender) but except as otherwise provided herein, the Borrower shall, not later than 10.00 a.m. (New York City time) two Business Days prior to the Repayment Date, repay in full the outstanding principal amount of the Loan and, to the extent not already paid in accordance with Clause 5.1 (Payment of Interest) pay all interest accrued in respect of the last Interest Period (calculated to the Repayment Date) to the Account.

6.2	Prepayment for Tax Reasons and Change in Circumstances

If, as a result of any amendments to or change in the Double Tax Treaty or the laws or regulations of Ukraine or the United Kingdom or of any political sub-division thereof or any authority therein having power to tax (the “Taxing Jurisdiction”) or any amendments to or change in the application thereof or the enforcement of the security provided for in the Trust Deed, the Borrower would thereby be required to increase the payment of principal or interest or any other payment due hereunder as provided in Clause 7.1 (Additional Amounts) or to pay additional amounts as provided in Clause 7.3 (Tax Indemnity), or, if (for whatever reason) the Borrower would have to or has been required to pay additional amounts pursuant to Clause 9 (Changes in Circumstances), and, in any such case, such obligation cannot be avoided by the Borrower taking reasonable measures available to it, then the Borrower may, upon not less than 30 days’ prior written notice to the Lender (and, following the execution of the Loan Administration Assignment, the Trustee) to that effect, providing the documentary evidence specified in the next sentence in a form reasonably satisfactory to the Lender (and, following the execution of the Loan Administration Assignment, satisfactory to the Trustee without regard to the Lender) and specifying the date of payment, prepay the whole (but not part only) of the outstanding principal amount of the Loan, together with any amounts then payable under Clauses 7.1 (Additional Amounts) or 7.3 (Tax Indemnity) and accrued interest. Prior to the delivery of any notice of prepayment pursuant to this Clause 6.2, the Borrower shall deliver to the Lender (and, following the execution of the Loan Administration Assignment, the Trustee) an Officers’ Certificate, that the Borrower would be required to increase the amount payable or to pay additional amounts and such obligation cannot be avoided by the Borrower taking reasonable measures, supported by an opinion of an independent tax adviser of recognised standing in the relevant tax jurisdiction.

6.3	Prepayment upon Illegality

If, at any time after the date of this Agreement, it is or would be unlawful or contrary to any applicable law or regulation or regulatory requirement or directive of any agency or any state or otherwise for the Lender to allow all or part of the Loan or the Notes to remain outstanding or for the Lender to maintain or give effect to any of its obligations in connection with this Agreement and/or to charge or receive or to be paid interest at the rate applicable in relation to the Loan (an “Illegality”), then upon notice by the Lender to the Borrower in writing (setting out in reasonable detail the nature and extent of the relevant circumstances), the Borrower and the Lender shall, to the extent reasonably practicable in the circumstances and at the expense of the Borrower, consult in good faith as to a basis which eliminates the application of such Illegality; provided however, that the Lender shall be under no obligation to continue such consultation if, in the sole opinion of the Lender, it is not possible to eliminate the application of such Illegality. If such a basis has not been agreed, then the Borrower shall prepay the Loan in whole together with all accrued and unpaid interest and any other amounts outstanding hereunder on the date which is 90 days from the date of such notification or such earlier date as may be required by law.

6.4	Prepayment in the event of a Change of Control

Promptly, and in any event within 15 calendar days after the date of any Change of Control the Borrower shall deliver to the Lender and the Trustee a notice in the form of an Officers Certificate:

6.4.1	stating that a Change of Control has occurred; and
6.4.2	specifying the Change of Control Payment Date, as the case may be, which date shall be a Business Day falling not less than 30 calendar days nor more than 60 calendar days after the date such notice is delivered.

As set out in Clause 17.1 (Payments to the Lender), the Borrower shall, no later than 10.00 a.m. (New York City time) two Business Days prior to the Change of Control Payment Date, prepay the Loan together with (i) all accrued and unpaid interest and (ii) any other amounts outstanding hereunder.

6.5	Notice of Prepayment/Repayment

Any notice of prepayment given by the Borrower pursuant to Clause 6.2 (Prepayment for Tax Reasons and Change in Circumstances) or Clause 6.4 (Prepayment in the event of a Change of Control) or by the Lender pursuant to Clause 6.3 (Prepayment upon Illegality) shall be irrevocable, shall specify the date upon which such prepayment is to be made and shall oblige the Borrower to make such prepayment or repayment on such date. No such notice pursuant to Clause 6.2 (Prepayment for Tax Reasons and Change in Circumstances) shall be given earlier than 90 calendar days prior to the earliest date on which the Borrower would be obliged to pay such amounts under Clause 7.1 (Additional Amounts) or Clause 7.3 (Tax Indemnity).

6.6	Prepayment on acceleration of the Notes

If the Notes become due and payable before the Redemption Date (as defined in the Terms and Conditions of the Notes), the Borrower may prepay the outstanding principal amount of the Loan.

6.7	Costs of Prepayment/Repayment

As set out in Clause 17.1 (Payments to the Lender), the Borrower shall, not later than 10.00 a.m. (New York City time) two Business Days prior to the date of prepayment or repayment, pay all accrued interest (calculated to (but excluding) the date of such prepayment or repayment) on the principal amount to be repaid or prepaid and all other amounts owing to the Lender hereunder. The Borrower shall indemnify the Lender on demand against any costs and expenses reasonably incurred and properly documented by the Lender on account of any prepayment or repayment made in accordance with this Clause 6 (Repayment and Prepayment).

6.8	No Reborrowing

No amount prepaid or repaid under this Agreement may subsequently be reborrowed.

6.9	Reduction of Loan Upon Cancellation of Notes

The Borrower or any member of the Group may from time to time purchase Notes in the open market or by tender or by private agreement at any price. If such Notes are surrendered by the Borrower or any member of the Group to the Lender, as issuer of the Notes, for cancellation (together with an authorisation addressed to the Principal Paying Agent under the Agency Agreement to cancel such Notes), the Loan shall be deemed to have been prepaid in an amount corresponding to the aggregate principal amount of the Notes surrendered for cancellation, together with accrued interest and other amounts (if any) thereon, and no further payments shall be made or required to be made by the Borrower in respect of such amounts.

7	TAXES
7.1	Additional Amounts

All payments to be made by the Borrower hereunder shall be made in full without set off or counterclaim, free and clear of and without deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any taxing authority of or in, or having authority to tax in, the United Kingdom or Ukraine or any country or state from or through which the Borrower makes payment hereunder in connection herewith (“Relevant Taxes”), unless such withholding or deduction of Relevant Taxes is required by law, in which case, the Borrower shall, on the due date for such payment, increase the amounts payable as may be necessary to ensure that the Lender receives a net amount in U.S. dollars which, following any such deduction or withholding on account of Relevant Taxes, shall be equal to the full amount which it would have received had the payment not been made subject to Relevant Taxes so withheld or deducted and shall deliver to the Lender without undue delay, evidence satisfactory to the Lender of such deduction or withholding and of the accounting therefor to the relevant authority. If the Lender pays any amount in respect of such Relevant Taxes, the Borrower shall reimburse the Lender in U.S. dollars on demand an amount equal to such payment(s).

7.2	Double Tax Treaty Relief; Deductions or Withholdings

The Borrower shall use reasonable and timely efforts to assist the Lender in ensuring that all payments of interest by the Borrower to the Lender under this Agreement may be made without deduction on account of the generally applicable withholding tax established by applicable Ukrainian legislation. The Lender shall use reasonable and timely efforts to assist the Borrower, to the extent reasonably practicable in the circumstances, to obtain relief from Ukrainian income tax pursuant to the Double Tax Treaty.

7.3	Tax Indemnity

Without prejudice to the provisions of Clause 7.1 (Additional Amounts), if the Lender notifies the Borrower that:

7.3.1	the Lender (as issuer of the Notes) is obligated to make any deduction or withholding for or on account of any Taxes from any payment which the Lender (as issuer of the Notes) is obliged to make under or in respect of the Notes, and the Lender (as issuer of the Notes) is required under the terms and conditions of the Notes to pay additional amounts to the holders of the Notes in connection therewith, the Borrower agrees to pay to the Lender, at least two Business Days prior to the date on which payment is due on the Notes (and otherwise in accordance with the terms of this Agreement), such additional net amounts as are equal to the additional payments which the Lender would be required to make under the terms and conditions of the Notes in order that the net amount received by each holder of Notes is equal to the amount which such holder would have received had no such withholding or deduction been required to be made under or in respect of the Notes;
7.3.2	the Lender (as issuer of the Notes) is required to pay any Tax (other than Taxes assessed on the Lender under the laws of the jurisdiction of which the Lender is a resident of and acting through for tax purposes if such Tax is imposed or calculated by reference to a measure of net income received or receivable, but not any sum deemed to be received or receivable, which provides full relief for the expenses associated with that income) in relation to any payment received by it under this Agreement or any Funding Document, or if any liability in respect of any such payment is at any time asserted, imposed, levied or assessed against the Lender, the Borrower shall, as soon as reasonably practicable following, and in any event within 60 calendar days of, written demand made by the Lender, indemnify the Lender against such properly documented payment or liability, together with any interest, penalties, costs and expenses payable or incurred in connection therewith; and
7.3.3	the Lender (as issuer of the Notes) is obliged to make any withholding or deduction for or on account of any Taxes imposed by any taxing authority in the United Kingdom under or in respect of any Funding Document, the Borrower agrees to pay to the Lender, as soon as reasonably practicable following, and in any event within 60 calendar days of, a written demand made by the Lender, such additional net amounts as are equal to the additional payments which the Lender would be required to make under the terms of such Funding Documents in order that the net amount received by each payee is equal to the amount which such payee would have received had no such withholding or deduction been required to be made under or in respect of the relevant Funding Document.

Provided, however, that the Lender shall upon the receipt of any reimbursement of the sums paid pursuant to Clause 7.3.1 or 7.3.3 (including, without limitation, in any case falling within Clause 7.3.1 the event that the holders of the Notes are not entitled to such additional payments under the terms and conditions of the Notes) pay such amounts to the Borrower less any applicable taxes, duties or other costs (it being understood that the Lender shall have no obligation to determine whether any holder of Notes or any payee is entitled to such additional amount).

For the avoidance of doubt, the provisions of this Clause 7.3 shall not apply to any withholding or deductions of Taxes with respect to the Loan which are subject to payment of additional amounts under Clause 7.1 (Additional Amounts).

7.4	Tax Claims

If the Lender intends to make a claim pursuant to Clause 7.3 (Tax Indemnity), it shall notify the Borrower thereof as soon as reasonably practicable after the Lender becomes aware of any obligation to make any such withholding or deduction or to pay any such tax.

7.5	Tax Credits and Tax Refunds
7.5.1	If an additional amount is paid under Clause 7.1 (Additional Amounts) or 7.3 (Tax Indemnity) by the Borrower for the benefit of the Lender and the Lender determines in its absolute discretion (acting in good faith) that it has received or been granted a credit against, a relief or remission for, or a repayment of, any tax, then, if and to the extent that the Lender, in its absolute discretion (acting in good faith), determines that such credit, relief, remission or repayment is in respect of or calculated with reference to the deduction or withholding giving rise to such additional payment or, in the case of an additional payment made or indemnity payment pursuant to Clause 7.3 (Tax Indemnity), with reference to the liability, expense, cost or loss to which the payment giving rise to the additional payment or indemnity payment relates, the Lender shall, to the extent that it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment, pay to the Borrower such amount as the Lender shall, in its absolute discretion (acting in good faith), have concluded to be attributable to such deduction or withholding or, as the case may be, such liability, expense, cost or loss, provided that the Lender shall not be obliged to make any payment under this Clause 7.5 in respect of such credit, relief, remission or repayment until the Lender is, in its absolute discretion (acting in good faith), satisfied that its tax affairs for its tax year in respect of which such credit, relief, remission or repayment was obtained have been finally settled and provided that the Lender shall not be obliged to make any such payment if and to the extent that the Lender determines in its absolute discretion (acting in good faith) that to do so would leave it (after the payment) in a worse after-tax position than it would have been in had the increased or additional amount not been required under Clauses 7.1 (Additional Amounts) or 7.3 (Tax Indemnity). Any such payment shall, in the absence of manifest error and subject to the Lender specifying in writing in reasonable detail the calculation of such credit, relief, remission or repayment and of such payment and providing relevant supporting documents evidencing such matters, be conclusive evidence of the amount due to the Borrower hereunder and shall be accepted by the Borrower in full and final settlement of its rights of reimbursement hereunder in respect of such deduction or withholding.
7.5.2	If as a result of a failure to obtain relief from deduction or withholding of any Tax imposed by the Ukrainian tax authorities (a) such Tax is deducted or withheld by the Borrower and pursuant to Clauses 7.1 (Additional Amounts) an increased amount is paid by the Borrower to the Lender in respect of such deduction or withholding, and (b) following the deduction or withholding of Tax as referred to above, the Borrower applies on behalf of the Lender to the relevant Ukrainian tax authorities for a tax refund and such tax refund is credited by the Ukrainian tax authorities to a bank account of the Lender, the Lender shall as soon as reasonably possible notify the Borrower of the receipt of such tax refund and promptly transfer the entire amount of the tax refund to the extent that the Lender determines in its absolute discretion (acting in good faith) that to do so will leave it (after the payment) in no worse an after-tax position than it would have been in had no such withholding or deduction been made or required to be made to a bank account of the Borrower provided that such an account has been specified for that purpose by the Borrower.
7.5.3	Nothing contained in this Clause 7.5 shall interfere with the right of the Lender to arrange its tax affairs generally in whatever manner it thinks fit nor oblige the Lender to disclose confidential information or any information relating to its tax affairs generally or any computations in respect thereof.
7.6	Tax Position of the Lender

The Lender represents that it (i) is a financial institution which at the date hereof is a resident of the United Kingdom for the purposes of the Double Tax Treaty and is subject to taxation in the United Kingdom on the basis of its registration as a legal entity, location of its management body or another similar criterion (rather than merely on income from sources in the United Kingdom or connected with property located in the United Kingdom), and that it will be able to receive certification to this effect from the United Kingdom tax authorities, (ii) does not have a permanent establishment in Ukraine; and (iii) does not have any current intentions to effect, during the term of the Loan, any corporate action or reorganisation or change of taxing jurisdiction that would result in the Lender ceasing to be a resident of the United Kingdom.

7.7	Delivery of Forms

The Lender shall within 30 days of the request of the Borrower (to the extent that the Lender is able to do so under applicable law) deliver to the Borrower, at the Borrower’s cost, a duly completed certificate issued by the competent taxing authority in the United Kingdom confirming that the Lender is a tax resident in the United Kingdom and (to the extent reasonably practicable) such other information or forms, including a power of attorney in form and substance acceptable to the Borrower authorising it to file the certificate on behalf of the Lender with the relevant tax authority, as may need to be duly completed and delivered to the Lender to enable the Borrower to apply to obtain relief from deduction or withholding of Ukrainian tax or, as the case may be, to apply to obtain a tax refund if a relief from deduction or withholding of Ukrainian tax has not been obtained on the basis of the relevant provisions of the Double Tax Treaty. The certificate shall be duly signed by the Lender and the Lender shall use its reasonable endeavours to procure the stamping or other approval thereof by the competent tax authority in the United Kingdom. If a relief from deduction or withholding of Ukrainian tax or a tax refund under this Clause 7.7 has not been obtained and further to an application of the Borrower to the relevant Ukrainian tax authorities the latter requests the Lender’s hryvnia bank account details, the Lender shall (subject to it determining that such action is not adverse to its interests, such determination to be made reasonably) at the request of the Borrower (i) use reasonable efforts to procure that such hryvnia bank account of the Lender is duly opened and maintained; and (ii) thereafter furnish the Borrower with the details of such hryvnia bank account. The Borrower shall pay for all costs associated, if any, with opening and maintaining such hryvnia bank account. Nothing contained in this Clause 7.7 shall interfere with the right of the Lender to arrange its affairs generally in whatever manner it thinks fit nor oblige the Lender to disclose confidential information or any information relating to its affairs generally.

8	TAX RECEIPTS
8.1	Notification of Requirement to Deduct Tax

If, at any time, the Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), the Borrower shall promptly notify the Lender.

8.2	Evidence of Payment of Tax

If the Borrower makes any payment hereunder in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant tax or other authority (subject to any right which the Borrower may have to contest such payment) within the time allowed for such payment under applicable law and shall deliver to the Lender, within 45 days after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of such payment. The Borrower shall also provide an English translation of such receipts.

9	CHANGES IN CIRCUMSTANCES
9.1	Increased Costs

If, by reason of (i) any change in, repeal of or introduction of any tax, law (including any statute, treaty, order, decree, ordinance or similar legislative or executive action), regulation, regulatory requirement or official directive (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted accounting or financial practice of financial institutions in the country concerned), letter, instruction, request, notice, guideline, policy or practice statement (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted accounting or financial practice of financial institutions in the country concerned) or in the decision or ruling on, or the interpretation or application thereof by any other person charged with the administration thereof or other competent authority in Ukraine or the United Kingdom, which, in each case, occurs on or after the date of this Agreement; and/or (ii) any compliance by the Lender in respect of the Loan with any request, policy or guideline (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted accounting or financial practice of financial institutions in the country concerned) from or of any central or other fiscal, monetary or other authority, agency or any official of any such authority:

9.1.1	the Lender incurs or will incur an additional or increased cost as a result of the Lender entering into or performing its obligations (including the obligation to advance the Loan) under this Agreement (excluding tax payable by the Lender by reference to its net income); or
9.1.2	the Lender becomes or will become liable to make any additional payment on account of tax or otherwise (not being a tax imposed on its net income) on or calculated by reference to the amount of the Loan and/or to any sum received or receivable by the Lender hereunder, or the rate of return from the Loan or the Lender’s (or its Affiliate’s) overall capital or the amount of principal, interest or other amount payable to or received by the Lender hereunder is reduced; or
9.1.3	the Lender makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of any sum receivable by it from the Borrower hereunder or makes any payment or forgoes any interest or other return on or calculated by reference to the gross amount of the Loan, then, subject in each case to Clause 9.2 (Increased Costs Claims), upon demand by the Lender to the Borrower:

(a)	(in the case of Clauses 9.1.1, 9.1.2 and 9.1.3) the Borrower shall on demand pay to the Lender such additional amount as shall be necessary to compensate the Lender for such increased costs, payment or foregone interest or other return; and
(b)	(in the case of Clause 9.1.2 the Borrower shall, at the time the amount so reduced would otherwise have been payable, pay to the Lender such additional amount as shall be necessary to compensate the Lender for such reduction;

provided, however that in each case the amount of such increased cost, reduced amount or payment made or foregone shall be deemed not to exceed an amount equal to the proportion which is directly attributable to this Agreement.

9.2	Increased Costs Claims

If the Lender intends to make a claim pursuant to Clause 9.1 (Increased Costs), it shall promptly notify the Borrower thereof and provide (to the extent reasonably practicable) a description in writing in reasonable detail of the relevant reason (as described in Clause 9.1 (Increased Costs) above) including a description of the relevant affected jurisdiction or country and the date on which the change in circumstances took effect. This written description shall (to the extent reasonably practicable) demonstrate the connection between the change in circumstance and the additional costs and shall be accompanied by relevant supporting documents evidencing the matters described therein.

9.3	Mitigation

If circumstances arise which would result in any payment being required to be made by the Borrower pursuant to Clauses 7.1 (Additional Amounts), 7.3 (Tax Indemnity) or 9 (Changes in Circumstances), then, without in any way limiting, reducing or otherwise qualifying the rights of the Lender or the Borrower’s obligations under any of the above mentioned provisions, the Lender shall as soon as reasonably practicable upon becoming aware of the same notify the Borrower thereof and, in consultation with the Borrower and to the extent it can lawfully do so and without prejudice to its own position, take reasonable steps (at the Borrower’s expense) to remove such circumstances or mitigate the effects of such circumstances including (without limitation) by the transfer of its rights or obligations under this Agreement to another financial institution, provided that the Lender shall be under no obligation to take any such action if it would breach of any provisions of any Funding Document.

10	REPRESENTATIONS AND WARRANTIES OF THE BORROWER

The Borrower makes the representations and warranties set out in Clause 10.1 (Status) to Clause 10.14 (Compliance with Laws) (inclusive) and acknowledges that the Lender has entered into this Agreement in reliance on those representations and warranties.

10.1	Status

It and each of its Material Subsidiaries is validly existing under Ukrainian law, is not in liquidation, temporary administration or bankruptcy, has full power and authority to own, lease and operate its properties and conduct its business as currently conducted, and that the Borrower is able lawfully to execute and perform its obligations under this Agreement.

10.2	Governmental Approvals

All actions or things required to be taken, fulfilled or done by the laws and regulations of Ukraine (including without limitation, authorisation, order, licence or qualification of or with any court or governmental agency), and all registrations, filings or notarisations required by the laws and regulations of Ukraine in order to ensure:

10.2.1	that the Borrower and each of its Subsidiaries is able to own its assets and carry on its business as currently conducted and, if not, the absence of which could not reasonably be expected to have a material adverse effect on the Borrower’s ability to perform its obligations under this Agreement; and
10.2.2	the due execution, delivery, validity and performance by the Borrower of this Agreement, have been obtained, fulfilled or done and are in full force and effect (other than the registration of this Agreement with the NBU as referred to in Clause 25 (NBU Registration Requirements).
10.3	Pari passu Obligations

Under the laws of Ukraine in force at the date of this Agreement, the claims of the Lender against the Borrower under this Agreement will rank at least pari passu in right of payment with the claims of all its other unsecured and unsubordinated creditors save those whose claims are preferred by any bankruptcy, insolvency, liquidation, moratorium or similar laws of general application.

10.4	No Deduction

Without prejudice to the provisions of Clause 7.1 (Additional Amounts),under the laws of Ukraine in force at the date of this Agreement, in accordance with the terms of the Double Tax Treaty and subject to the satisfaction by the Lender of certain conditions set forth therein, in particular as provided in Clause 7.6 (Tax Position of the Lender), and of certain requirements of applicable Ukrainian legislation, in particular as provided in Clause 7.7 (Delivery of Forms), payments of principal and/ or interest by the Borrower to the Lender under this Agreement may be made without deduction on account of the generally applicable withholding tax (at a rate of 15 per cent.), established by applicable Ukrainian legislation.

10.5	Governing Law

Under the laws of Ukraine in force at the date of this Agreement, in any proceedings taken in Ukraine in relation to this Agreement, the choice of English law as the governing law of this Agreement and any arbitral award with respect to this Agreement obtained in the United Kingdom will be recognised and enforced in Ukraine after compliance with the applicable procedural rules in Ukraine.

10.6	Validity and Admissibility in Evidence

All acts, conditions and things required to be done, fulfilled and performed (other than by the Lender) to make this Agreement admissible in evidence in Ukraine (whether in arbitration proceedings or otherwise) have been done, fulfilled and performed (other than the registration of this Agreement with the NBU as referred to in Clause 25 (NBU Registration Requirements).

10.7	Valid and Binding Obligations

The obligations expressed to be assumed by the Borrower in this Agreement are legal, valid and binding and, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors’ rights generally and to general principles of equity, enforceable against it in accordance with their terms.

10.8	No Stamp Taxes

Under the laws of Ukraine in force at the date of this Agreement, the execution and delivery of this Agreement is not subject to any Taxes in Ukraine (including, without limitation, any registration or transfer tax, stamp duty or similar levy).

10.9	No Default

No event has occurred or circumstance has arisen which would constitute an Event of Default or Potential Event of Default.

10.10	No Material Proceedings

There are no lawsuits, litigation or other legal or administrative or arbitration proceedings current or pending or, to the best of the knowledge and belief of the Borrower, threatened before any court, tribunal, arbitration panel or Agency which might (a) prohibit the execution and delivery of this Agreement or the Borrower’s compliance with its obligations hereunder or (b) adversely affect the right and power of the Borrower to enter into this Agreement; or (c) have a material adverse effect on the business, financial condition or prospects of the Borrower or on the Borrower’s ability to perform or comply with its obligations under this Agreement.

10.11	No Material Adverse Change

Since 1 January 2009 there has been no material adverse change or any development involving a prospective material adverse change in the financial condition, business prospects, properties, shareholders’ equity or results of operations of the Group.

10.12	No Undisclosed Material Assets or Liabilities

Neither the Borrower nor any other member of the Group had, as at the date as of which the audit report of the Auditors on the financial statements of the Borrower for the year ended 31 December 2009 was prepared, any material assets or liabilities (contingent or otherwise) which were not disclosed (including in the notes thereto) or adequately reserved against in accordance with IFRS nor were there at that date any unrealised or anticipated losses of the Borrower or the Group arising from commitments entered into by it which were not so disclosed or reserved against.

10.13	Execution of Agreement

Its execution and delivery of this Agreement and its exercise of its rights and performance of its obligations hereunder do not and will not:

10.13.1	conflict with or result in a breach of any of the terms of, or constitute a default under, any instrument, agreement or order to which the Borrower or any of its Material Subsidiaries is a party or by which it or its properties is bound;
10.13.2	conflict with the provisions of the constitutional documents of the Borrower or any resolution of its shareholders; or
10.13.3	give rise to any Event of Default or Potential Event of Default or moratorium in respect of any of the obligations of the Borrower or any of its Material Subsidiaries or the creation of any lien, encumbrance or other security interest (howsoever described) in respect of any of the assets of the Borrower or any of its Material Subsidiaries, which, in any case, could reasonably be expected to have a material adverse effect on the Borrower’s ability to perform its obligations under this Agreement.
10.14	Compliance with Laws

Neither the entry into nor the performance by the Borrower of its obligations under this Agreement will violate any laws or regulations of Ukraine or any directives of governmental authorities therein having the force of law, and (a) the Borrower is in compliance in all material respects with all applicable provisions of the law and regulations of Ukraine; and (b) no Material Subsidiary is in violation of any applicable provision of the laws and regulations of Ukraine, except for such violations which would not have a material adverse effect on the Borrower’s ability to perform its obligations under this Agreement.

10.15	Repetition

Each of the representations and warranties contained in Clause 10 (Representations and Warranties of the Borrower) shall be deemed to be repeated by the Borrower on the Drawdown Date.

11	REPRESENTATIONS AND WARRANTIES OF THE LENDER

The Lender makes the representations and warranties set out in Clause 7.6 (Tax Position of the Lender) and this Clause 11 and acknowledges that the Borrower has entered into this Agreement in reliance on those representations and warranties.

11.1	Status and Capacity

The Lender is duly incorporated under the laws of the United Kingdom and has full power and capacity to execute this Agreement, the Trust Deed, the Agency Agreement and the Subscription Agreement and to undertake and perform the obligations expressed to be assumed by it herein and therein.

11.2	Execution of Agreement

The execution of this Agreement, the Trust Deed, the Agency Agreement and the Subscription Agreement and the undertaking and performance by the Lender of the obligations expressed to be assumed by it herein and therein will not conflict with, or result in a breach of or default under, the laws of England or any agreement or instrument to which it is a party or by which it is bound or in respect of indebtedness in relation to which it is a surety.

11.3	Valid and Binding Obligations

This Agreement, the Trust Deed, the Agency Agreement and the Subscription Agreement, constitute legal, valid and binding obligations of the Lender enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, liquidation, administration, moratorium, re-organisation and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

11.4	Consents and Approvals

All authorisations, consents, approvals and actions required by the Lender for or in connection with the execution of this Agreement, the Trust Deed, the Agency Agreement and the Subscription Agreement and the performance by the Lender of the obligations expressed to be undertaken by it herein and therein have been obtained and are in full force and effect.

12	INFORMATION

The Borrower shall supply or procure to be supplied to the Lender (in sufficient copies as may reasonably be required by the Lender) (and, following the execution of the Loan Administration Assignment, as may be required by the Trustee) all such information as the Stock Exchange (or any other or further stock exchange or stock exchanges or any other relevant authority or authorities on which the Notes may, from time to time, be listed or admitted to trading) may require in connection with the listing or admittance to trading of the Notes.

13	COVENANTS

The covenants in this Clause 13 remain in force from and including the date on which this Agreement takes effect as provided in Clause 25 (NBU Registration Requirements) for so long as the Loan or any part of it is or may be outstanding.

13.1	Maintenance of Legal Validity

Save as provided in the proviso to the next sentence, the Borrower shall obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences and consents and make or cause to be made all registrations, recordings and filings required in or by the laws and regulations of Ukraine to enable it lawfully to enter into and perform its obligations under this Agreement and to ensure the legality, validity, enforceability or admissibility in evidence in Ukraine of this Agreement. The Borrower shall promptly pay all amounts payable in respect of fees, expenses and payments under indemnities as required by this Agreement (“Relevant Payments”), provided that, in the event that the Borrower is prevented from paying such amounts by virtue of any requirement of applicable law, of the NBU or of any other relevant authority, the Borrower undertakes that it will use its best efforts to promptly obtain and maintain in full force any necessary licences or other authorisation to enable it to make the Relevant Payments and shall, as soon as practicable thereafter, make all Relevant Payments under this Agreement.

13.2	Notification of Default

The Borrower shall promptly inform the Lender (and, following the Loan Administration Assignment, the Trustee) of the occurrence of any Event of Default or Potential Event of Default and, upon receipt of a written request to that effect from the Lender (or, following the Loan Administration Assignment, the Trustee), confirm to the Lender or, as the case may be, the Trustee that, save as previously notified to the Lender or as notified in such confirmation, no Event of Default or Potential Event of Default has occurred.

13.3	Claims Pari passu

The Borrower shall ensure that at all times the claims of the Lender against it under this Agreement rank at least pari passu with the claims of all other unsecured and unsubordinated creditors of the Borrower, save for those claims that are preferred by any bankruptcy, insolvency, liquidation or similar laws of general application.

13.4	Negative Pledge

The Borrower shall not and shall not permit any of its Material Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien, other than any Permitted Lien, on any of its/their assets, now owned or hereafter acquired, securing any Relevant Indebtedness, unless the Loan is secured equally and rateably with such other Relevant Indebtedness.

13.5	Mergers

The Borrower shall not, and shall ensure that none of its Material Subsidiaries will, without the prior written consent of the Lender (and, following the Loan Administration Assignment, the Trustee), enter into any reorganisation (whether by way of a consolidation, merger, split-up, spin-off, accession, division, separation or transformation, as these terms are construed by applicable Ukrainian legislation), or participate in any other type of corporate reconstruction, if any such reorganisation or other type of corporate reconstruction would have (i) a material adverse effect on the business, financial condition or prospects of the Borrower or the Borrower’s ability to perform or comply with its obligations under this Agreement; or (ii) a Negative Ratings Event.

13.6	Disposals

The Borrower shall not, and shall ensure that none of its Material Subsidiaries will, sell, lease, transfer or otherwise dispose of, to a Person other than the Borrower or a Subsidiary of the Borrower, as the case may be, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets which together constitute more than 20 per cent. of the gross revenues or assets of the Group, unless such transaction(s) is/are (a) on an arm’s-length basis and on commercially reasonable terms; and (b) has/have been approved by a resolution of the appropriate decision making body of the Borrower resolving that the transaction complies with the requirements of this Clause 13.6 (Disposals). The restrictions set forth in this Clause 13.6 shall not apply to any sale by the Borrower of its loan assets in any securitisation, asset-backed financing or similar financing transaction, provided that the aggregate value of the assets which are the subject of all such securitisations, asset-backed financing or similar financing transactions does not at any time exceed 35 per cent. of the Borrower’s total assets, as determined at any such time by reference to the most recent quarterly balance sheet of the Borrower prepared in accordance with IFRS.

13.7	Transactions with Affiliates

The Borrower shall not, and shall ensure that none of its Subsidiaries, directly or indirectly, will, conduct any business, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any property or the rendering of any service) with, or for the benefit of, any Affiliate (an “Affiliate Transaction”) including intercompany loans unless the terms of such Affiliate Transaction are no less favourable to the Borrower or such Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Borrower or any of its Subsidiaries.

This Clause 13.7 shall not apply to (i) any Affiliate Transaction made pursuant to a contract existing on the Loan Date (excluding any amendments or modifications thereof made after the Loan Date); or (ii) transactions between or among all or any of the Borrower and/or its Subsidiaries.

13.8	Payment of Taxes

The Borrower shall, and shall ensure that its Subsidiaries will, pay or discharge or cause to be paid or discharged, before the same shall become overdue all taxes, assessments and governmental charges levied or imposed upon, or upon the income, profits or property of the Borrower and its Subsidiaries; provided, however that none of the Borrower nor any Subsidiary shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment or charge or claim (a) whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS or other appropriate provision has been made; or (b) whose amount, together with any other unpaid or undischarged taxes, assessments and governmental charges does not in the aggregate exceed U.S.$5,000,000 (or its equivalent in other currencies).

13.9	Withholding Tax Exemption

The Borrower shall give to the Lender all assistance it requires to ensure that, upon the Borrower’s request and at the beginning of each calendar year, the Lender can provide the Borrower with the documents required under Ukrainian law for the relief of the Lender from Ukrainian withholding tax.

13.10	Financial Information

So long as the Loan (or any part thereof) remains outstanding hereunder, the Borrower shall deliver to the Lender (and, following the execution of the Loan Administration Assignment, the Trustee):

13.10.1	not later than seven months after the end of each of its financial years, copies of the Borrower’s audited consolidated financial statements for such financial year, prepared in accordance with IFRS;
13.10.2	not later than 75 days after the end of the second quarter of each of its financial years, copies of the Borrower’s unaudited consolidated financial statements for six months, prepared in accordance with IFRS; and
13.10.3	without undue delay, such additional information regarding the financial position or the business of the Borrower as the Lender (and, following the execution of the Loan Administration Assignment, the Trustee) may reasonably request including for the purposes of providing certification to the Trustee pursuant to the Trust Deed.
13.11	Maintenance of Capital Adequacy

The Borrower shall not, and shall ensure that each Subsidiary which carries on a Banking Business shall not, permit its total capital ratio to fall below the minimum total capital adequacy ratio required by the NBU and, in the case of a Subsidiary which carries on a Banking Business outside Ukraine, the relevant banking authority responsible for setting and/or supervising capital adequacy for financial institutions in the relevant jurisdiction in which such Subsidiary carries on its Banking Business.

13.12	Restricted Payments
13.12.1	Subject to Clause 13.12.2 the Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
(i)	declare or pay dividends, in cash or otherwise, or make any other distributions (whether by way of redemption, acquisition or otherwise) in respect of its share capital; or
(ii)	voluntarily purchase, redeem or otherwise retire for value any Capital Stock or subordinated debt,

any such action being referred to herein as a “Restricted Payment”.

13.12.2	The Borrower and any of its Subsidiaries may make a Restricted Payment if at the time of such payment no Event of Default has occurred or would result therefrom.
13.13	Limitation on Restrictions on Distributions from Material Subsidiaries

The Borrower shall not other than pursuant to Clause 13.12 (Restricted Payments) above, permit any of its Material Subsidiaries to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Material Subsidiary to pay dividends or make any other distributions on its share capital; make any loans or advances or pay any Indebtedness owed to the Borrower; or transfer any of its property or assets to the Borrower, other than encumbrances or restrictions existing under (i) applicable law; (ii) the Notes and/or the Trust Deed and (iii) any other agreement in effect prior to the date of the Agreement and advised in writing to the Lender (or, following the execution of the Loan Administration Assignment, the Trustee).

13.14	Compliance Certificates

On each Interest Payment Date, the Borrower shall deliver to the Lender (and, following the execution of the Loan Administration Assignment, the Trustee), written notice in the form of an Officers’ Certificate stating whether any Event of Default or Potential Event of Default has occurred and, if it has occurred and shall be continuing, what action the Borrower is taking or proposes to take with respect thereto.

14	EVENTS OF DEFAULT

Each of Clause 14.1 (Failure to Pay) to Clause 14.10 (Judgments) describes circumstances which constitute an Event of Default for the purposes of this Agreement. If one or more Event of Default shall occur, the Lender (and, following the Loan Administration Assignment, the Trustee without regard to the Lender) shall be entitled to the remedies set forth in Clause 14.11 (Acceleration).

14.1	Failure to Pay

The Borrower fails to pay any sum due from it hereunder at the time, in the currency and in the manner specified herein, and such failure is not remedied within five Business Days of the due date for payment.

14.2	Obligations

The Borrower defaults in the performance of any of its other obligations under this Agreement and such default is not remedied within 15 days after the Lender (and, following the Loan Administration Assignment, the Trustee) has given notice of it to the Borrower requiring the same to be remedied.

14.3	Cross Default

Any Indebtedness of the Borrower or any of its Subsidiaries becomes due and payable prior to the stated maturity thereof (other than at the option of the debtor) following a default of the Borrower or any of its Subsidiaries, or the Borrower or any of its Subsidiaries shall fail to make any payment in respect of any Indebtedness of the Borrower or any of its Subsidiaries on the date on which such payment is due and payable provided that the aggregate amount of the relevant Indebtedness in respect of which one or more of the events mentioned in this Clause 14.3 shall have occurred equals or exceeds U.S.$20,000,000 (or its equivalent in any other currency or currencies).

14.4	Validity and Illegality

The validity of this Agreement is contested by the Borrower or the Borrower shall deny any of its obligations under this Agreement; or (b) (save as provided in Clause 13.1 (Maintenance of Legal Validity)) it is, or will become, unlawful for the Borrower to perform or comply with any of its obligations under or in respect of this Agreement; or (c) any of such obligations shall become unenforceable or cease to be legal, valid and binding in a manner which has a material adverse effect on the rights or claims of the Lender under this Agreement.

14.5	Authorisations

Any regulation, decree, consent, approval, licence or other authority necessary to enable the Borrower to enter into or (save as provided in Clause 13.1 (Maintenance of Legal Validity)) perform its obligations under this Agreement or for the validity or enforceability thereof shall expire or be withheld, revoked or terminated or otherwise cease to remain in full force and effect or shall be modified in a manner which adversely affects any rights or claims of the Lender.

14.6	Insolvency, etc.

(i) The Borrower or any of its Material Subsidiaries becomes insolvent or is unable to pay its debts as they fall due; (ii) an administrator or liquidator of the Borrower or any of its Material Subsidiaries or the whole or a substantial part of the undertaking and assets of the Borrower or any of its Material Subsidiaries is appointed (or application for any such appointment is made); (iii) the Borrower or any of its Material Subsidiaries makes a general assignment of a general arrangement or general composition with or for the benefit of its creditors or declares a moratorium in respect of any of its Indebtedness; (iv) the Borrower ceases or threatens to cease to carry on all or any substantial part of the principal business that it carried on as at the date hereof; or (v) the general banking licence of the Borrower or, if applicable, any of its Material Subsidiaries is revoked.

14.7	Winding up, etc.

An order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Borrower or any of its Material Subsidiaries (otherwise than, in the case of a Material Subsidiary of the Borrower, for the purposes of or pursuant to an amalgamation, reorganisation of restructuring whilst solvent).

14.8	Analogous Events

Any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in Clauses 14.6 (Insolvency, etc.) and 14.7 (Winding up, etc.).

14.9	Government Intervention

(i) All or a substantial part of the undertaking and assets or the Borrower or any of its Material Subsidiaries is condemned, seized or otherwise appropriated by any person acting under the authority of any Agency, national, regional or local government; or (ii) the Borrower or any of its Material Subsidiaries is prevented by any such person from exercising normal control over all or a substantial part of its undertaking and assets.

14.10	Judgments

The aggregate amount of unsatisfied judgments, decrees or orders of courts or other appropriate law enforcement bodies for the payment of money against the Borrower and/or any Material Subsidiaries of the Borrower exceeds U.S.$20,000,000 or the equivalent thereof in any other currency or currencies and there is a period of 60 days (or, if longer, the period therein specified for payment or on which such judgment, decree or order otherwise becomes enforceable) following the entry thereof during which all such judgments, decrees or orders are not discharged, waived or the execution thereof stayed and such default continues for five days.

14.11	Acceleration

If an Event of Default has occurred and is continuing, the Lender (and, following the Loan Administration Assignment, the Trustee and not the Lender) may by written notice to the Borrower declare the outstanding principal amount of the Loan to be immediately due and payable (whereupon the same shall become immediately due and payable together with accrued interest thereon and any other sums then owed by the Borrower hereunder) or declare the outstanding principal amount of the Loan to be due and payable on demand of the Lender (and, following the Loan Administration Assignment, the Trustee and not the Lender).

14.12	Amounts Due on Demand

If, pursuant to Clause 14.11 (Acceleration), the Lender (and, following the Loan Administration Assignment, the Trustee and not the Lender) declares the outstanding principal amount of the Advance to be due and payable on demand of the Lender (and, following the Loan Administration Assignment, the Trustee and not the Lender), then, and at any time thereafter, the Lender (and, following the Loan Administration Transfer, the Trustee and not the Lender) may by written notice to the Borrower require repayment of the outstanding principal amount of the Loan on such date as it may specify in such notice (whereupon the same shall become due and payable on such date together with accrued interest thereon and any other sums then owed by the Borrower hereunder) or withdraw its declaration with effect from such date as it may specify in such notice.

15	ACCRUAL OF INTEREST AND INDEMNITY
15.1	Borrower’s Indemnity

The Borrower undertakes to the Lender that if the Lender, any of its Affiliates, or any director, officer, employee or agent of the Lender or any such Affiliate or the Trustee (each an “indemnified party”) incurs any loss, liability, cost, claim, charge, expense (including without limitation, (i) any amount payable by the Lender under the Trust Deed and/or Agency Agreement, where such amount is subject to receipt by the Lender of the relevant amount from the Borrower; (ii) Taxes, legal fees and expenses and any applicable stamp duties, stamp duty reserve tax or other duties payable, demand or damage together with in each case any VAT thereon; and (iii) interest on late payment (where the Lender is required to pay interest as a result of a payment being made by the Lender after the due date for payment), and in respect of such loss an indemnified party shall exercise reasonable endeavours to provide any relevant documentation to the Borrower) (a “Loss”) as a result of or in connection with any Event of Default or Potential Event of Default, the Loan, this Agreement (or enforcement thereof), or the issue, constitution, sale, listing or enforcement of the Notes or the Notes being outstanding or any combination of any of the foregoing or (in the case of interest on late payment) as a result of any sum due and payable by the Borrower hereunder (other than any amount of interest) not being paid on the due date therefor in accordance with the provisions of Clause 17 (Payments), the Borrower shall pay to the Lender on demand an amount equal to such Loss and all costs, charges and expenses which it or any indemnified party may pay or incur in connection with investigating, disputing or defending any such action or claim as such costs, charges and expenses are incurred, unless such loss was caused by such indemnified party’s fraud, negligence, wilful default or wilful misconduct or arises out of a breach of the representations and warranties of the Lender under this Agreement or the Subscription Agreement. Except as expressly provided in the Trust Deed, the Lender shall not have any duty or obligation, whether as fiduciary or trustee, for any indemnified party or otherwise, to recover any such payment or to account to any other person for any amounts paid to it under this Clause 15.1.

15.2	Independent Obligation

Clause 15.1 (Borrower’s Indemnity) constitutes a separate and independent obligation of the Borrower from its other obligations under or in connection with this Agreement or any other obligations of the Borrower in connection with the issue of the Notes by the Lender and shall not affect, or be construed to affect, any other provisions of this Agreement or any such other obligations.

15.3	Evidence of Loss

Subject as provided in Clause 17.4 (Documents Evidencing Payment or Indemnification), a certificate of the Lender (or the Trustee, as the case may be) setting forth the amount of the Loss, costs, charges and expenses described in Clause 15.1 (Borrower’s Indemnity) and specifying the basis therefor and calculations thereof shall be conclusive evidence of the amount of such Loss, cost, charges and expenses.

15.4	Survival

The obligations of the Borrower pursuant to Clauses 7.1 (Additional Amounts), 17 (Payments) and 15.1 (Borrower’s Indemnity) shall survive the execution and delivery of this Agreement, the drawdown of the Loan and the repayment of the Loan, in each case by the Borrower.

16	CURRENCY OF ACCOUNT AND PAYMENT
16.1	Currency of Account

The U.S. dollar is the currency of account and payment for each and every sum at any time due from the Borrower hereunder.

16.2	Currency Indemnity

If any sum due from the Borrower under this Agreement or any order or judgment given or made in relation hereto has to be converted from the currency (the “first currency”) in which the same is payable hereunder or under such order or judgment into another currency (the “second currency”) for the purpose of (a) making or filing a claim or proof against the Borrower; (b) obtaining an order or judgment in any court or other tribunal; or (c) enforcing any order or judgment given or made in relation hereto, the Borrower shall indemnify and hold harmless the Lender (and, following the execution of the Loan Administration Assignment, the Trustee) from and against any loss suffered or incurred as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency; and (ii) the rate or rates of exchange at which the Lender (and, following the execution of the Loan Administration Assignment, the Trustee) may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

17	PAYMENTS
17.1	Payments to the Lender

On each date on which this Agreement requires an amount denominated in U.S. dollars to be paid by the Borrower, the Borrower shall make the same available to the Lender by payment in U.S. dollars and in Same-Day Funds (or in such other funds as may for the time being be customary in London for the settlement in London of international banking transactions in U.S. dollars) not later than 10.00 a.m. (New York City time) two Business Days prior to the relevant Interest Payment Date, the Repayment Date or other such date to the Account other than amounts (i) payable under the Fees Letter; and (ii) payable in relation to Clause 15.1 (Borrower’s Indemnity) which the Borrower shall pay to such account or accounts as the Lender and/or the Trustee shall notify to the Borrower from time to time; provided that, if at any time after the execution of the Loan Administration Assignment, the Trustee notifies the Borrower that a Relevant Event has occurred, the Borrower shall make all subsequent payments which would otherwise be made to the Account, to such other account as shall be notified by the Trustee to the Borrower. Without prejudice to its obligations under Clause 5.1 (Payment of Interest), the Borrower shall procure that, before 9.00 a.m. (New York City time) on the Banking Day before the due date of each payment made by it under this Clause 17.1, the bank effecting payment on its behalf confirms to the Lender or to such person as the Lender may direct by tested telex or authenticated SWIFT message the payment instructions relating to such payment. For these purposes, “Banking Day” means a day on which banks are open for general business in New York City and London.

17.2	Alternative Payment Arrangements

If, at any time, it shall become impracticable (by reason of any action of any governmental authority or any change of law, exchange control regulations or any similar event) for the Borrower to make any payments under this Agreement in the manner specified in Clause 17.1 (Payments to the Lender), then the Borrower may seek agreement with the Lender (or, after the delivery of any such notice, agree with the Trustee) on alternative arrangements for the payment to the Lender (or, as the case may be, the Trustee) of amounts due (prior to the delivery of any notice referred to in Clause 17.1 (Payments to the Lender)) under this Agreement provided that, in the absence of any such agreement with the Lender (or, as the case may be, the Trustee), the Borrower shall be obliged to make all payments due to the Lender in the manner specified above.

17.3	No Set-off

All payments required to be made by the Borrower or the Lender hereunder shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

17.4	Documents Evidencing Payment or Indemnification

When a demand for payment or indemnification is made on the Borrower under Clause 6.7 (Costs of Prepayment/Repayment), Clause 16.2 (Currency Indemnity) or Clause 18 (Costs and Expenses), then, upon request by the Borrower, and to the extent necessary under Ukrainian legislation to enable the Borrower to make any such payment or indemnification, the Lender or the Trustee, as the case may be, shall (to the extent practicable) provide the Borrower with documents evidencing the amount to be paid or indemnified, together with a statement containing the calculation of such amount provided that nothing herein shall require the Lender to disclose any confidential information relating to the organisation of its or any other Person’s affairs.

18	COSTS AND EXPENSES
18.1	Transaction Expenses and Fees

The Borrower agrees that it shall pay the fees and expenses of the Lender as specified in the Fees Letter.

18.2	Preservation and Enforcement of Rights

The Borrower shall, from time to time on demand of the Lender reimburse the Lender for all costs and expenses (including legal fees and expenses) together with any VAT thereon properly incurred in or in connection with the preservation and/or enforcement of any of its rights under this Agreement (except where the relevant claim is successfully defended by the Borrower).

18.3	Stamp Taxes

The Borrower shall pay all stamp, registration and other similar duties or taxes (including any interest or penalties thereon or in connection with) to which this Agreement or any judgment given against the Borrower in connection herewith is or at any time may be subject and shall, from time to time on demand of the Lender or the Trustee, indemnify the Lender and, as the case may be, the Trustee against any liabilities, losses, costs, expenses (including, without limitation, legal fees and any applicable value added tax) and claims, actions or demand resulting from any failure to pay or any delay in paying any such duty or tax.

18.4	Costs relating to Amendments and Waivers

The Borrower shall, from time to time on demand of the Lender (and, as the case may be, the Trustee) (and without prejudice to the provisions of Clause 15.1 (Borrower’s Indemnity) and Clause 18.2 (Preservation and Enforcement of Rights)) compensate the Lender (and, as the case may be, the Trustee) at such daily and/or hourly rates as the Lender (or, as the case may be, the Trustee) shall from time to time reasonably determine for all amounts payable by the Lender to the Trustee or the corporate services provider for the Lender for their time expended and for all costs and expenses (including telephone, fax, copying, travel and personnel costs) the Lender (or, as the case may be, the Trustee) may incur, in connection with the Lender (and, as the case may be, the Trustee) taking such action as it may consider appropriate in connection with:

18.4.1	any meeting of the holders of the Notes or the granting or proposed granting of any waiver or consent requested under this Agreement by the Borrower;
18.4.2	any actual, potential or suspected breach by the Borrower of any of its obligations under this Agreement;
18.4.3	the occurrence of any event which is an Event of Default or a Potential Event of Default; or
18.4.4	any amendment or proposed amendment to or the granting or proposed granting of any waiver, determination or consent under this Agreement or any Funding Document requested by the Borrower.
19	ASSIGNMENTS AND TRANSFERS
19.1	Binding Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its or any subsequent successors and assigns.

19.2	No Assignments and Transfers by the Borrower

The Borrower shall not be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder.

19.3	Assignments by the Lender

Subject to the provisions of Clause 4 of the Trust Deed, the Lender may not assign or transfer, in whole or in part, any of its rights and benefits or obligations under this agreement except for (i) the charge by way of first fixed charge granted by the Lender in favour of the Trustee (as Trustee); (ii) the absolute assignment by way of security by the Lender to the Trustee of certain rights, interests and benefits under this Agreement, in each case, pursuant to Clause 4 of the Trust Deed and (iii) pursuant to a substitution under the Trust Deed.

20	CALCULATIONS AND EVIDENCE OF DEBT
20.1	Evidence of Debt

The Lender shall maintain in accordance with its usual practice accounts evidencing the amounts from time to time lent by and owing to it hereunder; in any legal action or proceeding arising out of or in connection with this Agreement, in the absence of manifest error and subject to the provision by the Lender to the Borrower of written information describing in reasonable detail the calculation or computation of such amounts together with the relevant supporting documents evidencing the matters described therein, the entries made in such accounts shall be conclusive evidence of the existence and amounts of the obligations of the Borrower therein recorded.

20.2	Change of Circumstance Certificates

A certificate signed by two Authorised Signatories of the Lender describing in reasonable detail (a) the amount by which a sum payable to it hereunder is to be increased under Clause 7.1 (Additional Amounts); or (b) the amount for the time being required to indemnify it against any such cost, payment or liability as is mentioned in Clause 7.3 (Tax Indemnity) or Clause 9.1 (Increased Costs) or Clause 15.1 (Borrower’s Indemnity) shall, in the absence of manifest error, be conclusive evidence of the existence and amounts of the specified obligations of the Borrower in relation to the Lender.

21	REMEDIES AND WAIVERS, PARTIAL INVALIDITY
21.1	Remedies and Waivers

No failure by the Lender (and, following the execution of the Loan Administration Assignment, the Trustee) to exercise, nor any delay by the Lender or the Trustee in exercising, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

21.2	Partial Invalidity

If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

22	NOTICES; LANGUAGE
22.1	Written Notice

All notices, requests, demands or other communication to be made under this Agreement shall be in writing and, unless otherwise stated, shall be delivered by fax or post.

22.2	Giving of Notice

Any communication or document to be delivered by one person to another pursuant to this Agreement shall (unless that other person has by 15 days’ written notice specified another address) be made or delivered to that other person, addressed as follows:

22.2.1	If to the Borrower:

50, Naberezhna Peremohy
Dnipropetrovsk
Ukraine 49094

Attention:	Mrs Lyudmila Shmalchenko Deputy Chairman of the Board, Director of Treasury
Tel:	+380 567 161 507
Fax:	+380 567 161 870

22.2.2	If to the Lender:

Pellipar House
First Floor
9 Cloak Lane
London EC4R 2UR

Attention:	The Directors
Fax:	+44 20 7367 8959

and shall be deemed to have been delivered at the time when confirmation of its transmission has been recorded by the sender’s fax machine at the end of the communication (in the case of any communication by fax) or (in the case of any communication made by letter) upon receipt by the addressee (in each case, if given during normal business hours of the recipient, and, if not given during such hours, on the immediately succeeding business day in the city of the addressee during which such normal business hours next occur).

22.3	English Language

Each communication and document delivered by one party to another pursuant to this Agreement shall be in the English language or accompanied by a translation into English certified (by an officer of the person delivering the same) as being a true and accurate translation. In the event of any discrepancies between the English and Ukrainian versions of such communication or document, or any dispute regarding the interpretation of any provision in the English or Ukrainian versions of such communication or document, the English version of such communication or document shall prevail, unless the document is a statutory or other official document.

22.4	Language of Agreement

This Agreement has been executed in both the English language and the Ukrainian language. In the event of any discrepancies between the English and Ukrainian versions of this Agreement, or any dispute regarding the interpretation of any provision in the English or Ukrainian versions of this Agreement, the English version of this Agreement shall prevail and any question of interpretation shall be addressed solely in the English language.

23	LAW, JURISDICTION AND ARBITRATION
23.1	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

23.2	Jurisdiction

The parties irrevocably agree that any dispute arising out of or connected with this Agreement, including a dispute as to the validity, existence or termination of this Agreement or the consequences of its nullity and/or this Clause 23.2 (a “Dispute”), shall be resolved:

23.2.1	subject to Clause 23.2.2 below, by arbitration in London, England, conducted in the English language by three arbitrators, in accordance with the LCIA Rules, which rules are deemed to be incorporated by reference into this Clause, save that Article 6 shall not apply and Article 5.6 of the LCIA Rules shall be amended as follows: “unless the parties agree otherwise, the third arbitrator, who shall act as chairman of the tribunal, shall be nominated by the two arbitrators nominated by or on behalf of the parties. If he is not so nominated within 30 days of the date of nomination of the later of the two party-nominated arbitrators to be nominated, he shall be chosen by the LCIA”. Save as provided in Clause 23.2.2, the parties agree to exclude the jurisdiction of the English courts under section 45 of the Arbitration Act 1996; or
23.2.2	at the sole option of the Lender, by proceedings brought in the courts of England, which courts are to have exclusive jurisdiction. If the Lender is in the position of a Respondent (as defined in the LCIA Rules) and the Lender wishes to exercise this option, it must do so by notice to the other parties to the Dispute within 30 days of service on it of the Request for Arbitration (as defined in the LCIA Rules).

For the avoidance of doubt, Clause 23.2.2 is for the benefit of the Lender alone and shall not limit the right of the Lender to bring proceedings in any other court of competent jurisdiction.

23.3	Appropriate Forum

Each of the parties irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Dispute, and agrees not to claim that any such court is not a convenient or appropriate forum.

23.4	Service of Process

The Borrower agrees that the service of process relating to any Proceedings in England and Wales may be by delivery to Law Debenture Corporate Services Limited at its registered office for the time being, currently at Fifth Floor, 100 Wood Street, London EC2V 7EX. If such person is not or ceases to be effectively appointed to accept service of process, the Borrower shall immediately appoint a further person in the United Kingdom to accept service of process on its behalf and, failing such appointment within 15 days, the Lender (and, following the execution of the Loan Administration Assignment, the Trustee) shall be entitled to appoint such a person by written notice to the Borrower. Nothing in this Clause shall affect the right of the Lender (and, following the execution of the Loan Administration Assignment, the Trustee) to serve process in any other manner permitted by law.

24	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

Other than the Trustee, a person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

25	NBU REGISTRATION REQUIREMENTS
25.1	Effectiveness Requirement

This Agreement shall become effective on the date of its registration with the NBU as confirmed by the loan registration notice of the Borrower bearing a registration notation and stamp of the NBU.

25.2	Maximum Interest Rate

Notwithstanding any other provisions hereof to the contrary, if and to the extent required by the mandatory provisions of the regulations of the NBU governing the registration of loan agreements between Ukrainian borrowers and foreign lenders (and only until such requirement is in effect), the aggregate amount of all payments payable by the Borrower under this Agreement for the use of the Loan (i.e., all payments made by the Borrower pursuant to this Agreement other than repayments of the principal amount of the Loan, including, but not limited to, interest payments, fees and indemnity payments) shall not exceed the amount calculated by reference to the maximum interest rate established by the NBU for foreign currency loans from non-residents and effective at the date of registration of this Agreement with the NBU. For the avoidance of doubt, any application of this requirement shall not limit the rights of the Lender (and/or the Trustee, as relevant) under Clause 14.1 (Failure to Pay) or Clause 14.11 (Acceleration) of this Agreement.

25.3	Amendments and Supplements

If and to the extent required by the mandatory provisions of the regulations of the NBU governing the registration of loan agreements between Ukrainian borrowers and foreign lenders (and only until such requirement is in effect) and applicable at the time of making any amendment or supplement to this Agreement, such amendment or supplement shall become effective only upon registration thereof with the NBU.

As witness the hands of the duly authorised representatives of the parties hereto the day and year first before written.

Schedule 1
Conditions Precedent Documents

1	Certified copies of the Borrower’s Charter and of any amendments and changes thereto (together with a certified translation in the English language).
2	A certified copy of all resolutions and other authorisations required to be passed or given (together with a certified translation in the English language), and evidence of any other action required to be taken, on behalf of the Borrower to approve its entry into this Agreement and any other documents to be delivered by the Borrower pursuant hereto, to authorise appropriate persons to execute this Agreement and such other documents and to take any other action in connection therewith.
3	A certificate of the Borrower setting out the positions, names and sample signatures of the persons authorised to sign, on behalf of the Borrower, this Agreement and any other documents to be delivered by the Borrower pursuant hereto.
4	Copies, certified by the Borrower as true and correct, of the Borrower's notification of this Agreement to the NBU and the NBU's confirmation of registration of this Agreement to the Borrower, evidencing the registration of this Agreement by the NBU.
5	A closing certificate of the Borrower dated the Drawdown Date substantially in the form of Schedule 3.
6	An opinion of Avellum Partners, counsel to the Borrower, regarding issues of Ukrainian law in form and substance satisfactory to each Manager.
7	An opinion of Linklaters LLP, legal advisers to each Manager, regarding issues of English law in form and substance satisfactory to each Manager.
8	An opinion of Baker & McKenzie CIS, Limited, legal advisers to each Manager, regarding issues of Ukrainian law in form and substance satisfactory to each Manager.
9	An opinion of Baker & McKenzie LLP, counsel to the Lender, regarding issues of English law in form and substance satisfactory to each Manager.
10	A copy of the Fees Letter executed by the Borrower.
11	Such other signing authorities as the Borrower may be required to obtain under applicable legislation (together with a certified translation in the English language).
12	A letter from Law Debenture Corporate Services Limited confirming its acceptance as agent for service of process of the Borrower.

Schedule 2
Form of Officers’ Certificate

[On the letterhead of the Borrower]

To: UK SPV Credit Finance plc

For the attention of: The Directors

cc: Deutsche Trustee Company Limited

For the attention of: Manager, Trustee Administration

[Date]

Dear Sirs:

Re: U.S.$200,000,000 Loan Agreement, dated 17 September 2010 (the “Loan Agreement”), between Public Joint-Stock Company Commercial Bank PrivatBank (the “Borrower”) and UK SPV Credit Finance plc (the “Lender”)

1	We refer to Clause [13.14 (Compliance Certificates)/6.2 (Prepayment for Tax Reasons and Change in Circumstances)/ 6.3 (Prepayment upon Illegality)/ 6.4 (Prepayment in the event of a Change of Control)][1] of the Loan Agreement.
2	Capitalised terms used, but not defined herein, have the meanings ascribed to them in the Loan Agreement.
3	We confirm that [up and including the date hereof no Event of Default or Potential Event of Default has occurred and is continuing/specify any Potential Event of Default or Event of Default which has occurred and is continuing, and if so, what action the Borrower is taking or proposes to take with respect thereto/specify circumstance giving rise to right to prepayment/ a Change of Control has occurred and that the Change of Control Payment Date will be on [●]].[1]

Yours faithfully,

For and on behalf of
PUBLIC JOINT-STOCK COMPANY COMMERCIAL BANK PRIVATBANK

By:	Authorised Signatory

By:	Authorised Signatory

cc:	[Issuer’s address and fax]

Schedule 3
Closing Certificate

[Letterhead of the Borrower]

To: UK SPV Credit Finance plc

For the attention of: The Directors

cc: Deutsche Trustee Company Limited

For the attention of: Manager, Trustee Administration

24 September 2010

Dear Sirs:

Re: U.S.$200,000,000 Loan Agreement, dated 17 September 2010 (the “Loan Agreement”), between Public Joint-Stock Company Commercial Bank PrivatBank (the “Borrower”) and UK SPV Credit Finance plc (the “Lender”)

We, the undersigned, being duly authorised officers of Public Joint-Stock Company Commercial Bank PrivatBank, hereby certify that there has been, as at the date of this certificate, no event making any of the representations and warranties contained in clause 10 of the Loan Agreement untrue or incorrect in any respect as though they had been given and made today with references to the facts and circumstances now subsisting and Public Joint-Stock Company Commercial Bank PrivatBank has performed all the obligations to be performed by it under the Loan Agreement.

By:	Authorised Signatory

By:	Authorised Signatory

Signature Page

The Borrower

EXECUTED byIMAGE OMITTED for and on behalf of PUBLIC JOINT-STOCK COMPANY COMMERCIAL BANK PRIVATBANK

The Lender

EXECUTED byIMAGE OMITTED for and on behalf of UK SPV CREDIT FINANCE PLC

[1]	Delete and/or complete as applicable.